SPECIAL MEETING OF SHAREHOLDERS
On December 4, 2017, a Special Meeting of
Shareholders for the Fund was held to
consider the following proposal. The
results of the proposal are indicated below.

Proposal 1  Election of Trustees:

Net assets voted For Isaiah Harris, Jr.    $106,118,106
Net assets voted Against                   $ 4,114,098
Net assets voted For David F. Larcker      $105,598,718
Net assets voted Against                   $ 4,633,486
Net assets voted For Olivia S. Mitchell    $105,322,848
Net assets voted Against                   $ 4,909,356